Exhibit 23.3
CONSENT OF VALUE INCORPORATED
We consent to the use in the Registration Statement of DynCorp International LLC and DIV Capital Corporation (the “Filing Persons”) on Form S-4 relating to the registration under the Securities Act of an offer by the Filing Persons to exchange 9.5% Senior Subordinated Notes due 2013, Series B for their outstanding 9.5% Senior Subordinated Notes due 2013, Series A, of information derived from our fair-value analysis of the Class B Interests of DIV Holding LLC granted to management of DynCorp International LLC and outside directors of DynCorp International Inc., appearing in the Prospectus, which is part of such Registration Statement. We also consent to the references to us in such Prospectus.
VALUE INCORPORATED

/s/ David Fuller
David Fuller, CFA, ASA
December 18, 2008